GuangzhouGlobal Telecom, Inc.
Room 1802, North Tower, Suntec Plaza,
No. 197 Guangzhou Avenue North
Guangzhou, PRC 510075

January 14, 2008

U.S. Securities & Exchange Commission
Office of Small Business
450 Fifth Street NW
Washington, D.C. 20549

Re:	Guangzhou Global Telecom, Inc.
File No. 333-145858

Dear Sir/Madam:

Request is hereby made for withdrawal of our January 11, 2008 letter requesting acceleration of the effective date of our Registration Statement on Form SB-2, File No. 333-145858, to 4:00 P.M. on January 15, 2008 or as soon as practicable thereafter.

Very truly yours,

GUANGZHOUGLOBAL TELECOM, INC.

By: _/s/ Li Yankuan ______________
LI YANKUAN